                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF JANUARY 2002


                                A.C.L.N. LIMITED
                 (Translation of registrant's name into English)


                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   FORM 20-F [X]   FORM 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   YES [ ]   NO [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  A.C.L.N. LIMITED


Date: January 7, 2002                         By: /s/ Christian Payne
                                                  ------------------------------
                                                  Name: Christian Payne
                                                  Title: Chief Financial Officer

                                INDEX TO EXHIBITS
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EXHIBIT
NUMBER           DESCRIPTION OF EXHIBIT
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99.1             Press Release dated December 18, 2001